SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 -

State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6)

NYSE (ELP, ELPC)

LATIBEX (XCOP, XCOPO)

Distribution of Earnings

Companhia Paranaense de Energia - COPEL (“Company”), a company that generates, transmits, distributes and trades energy, hereby informs its shareholders that the 70h Ordinary General Meeting, held on this date, approved the distribution of dividends with the following characteristics:

a)	payment on 15.05.2025 of the proposed additional dividend, as established in article 17, item VII, of the Bylaws and in the Dividend Policy, declared and approved at the 70th Ordinary General Meeting of 24.04.2025.
DIVIDENDS
Payday	05.15.2025
Total gross amount	1.250.024.545,46
Amount per common share - ON	0,39745756
Amount per class “A” preferred share - PNA	0,43720345
Amount per class “B” preferred share - PNB	0,43720345
Record date	24.04.2025
Ex-dividend date	25.04.2025

PAYMENT FORM:

Payments will be made in the form of a credit to the current bank account included in the shareholder's registration. Shareholders must therefore keep their bank details up to date with their custody agent.

SHAREHOLDER SERVICE:

Bookkeeping Agent: Banco Itaú

Shares and Custody Department

Avenida Brigadeiro Faria Lima, 3.500, 3º andar, SP CEP: 04538-132

Phone: 0800 720 9285

e-mail: preatendimentoescritural@itau-unibanco.com.br

Depositary bank abroad: The Bank of New York Mellon

101 Barclay Street, 22th Floor

New York - NY - 10286

Phone: (212) 815-7118

E-mail: cassandra.miranda@bnymellon.com

Curitiba, April 24, 2025

Felipe Gutterres

Vice President of Finance and Investor Relations

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.